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                                                                    EXHIBIT 23.3



To the Board of Directors and Stockholders of


  AboveNet Communications Inc.:



     Our audits of the financial statements of AboveNet Communications Inc. for the period from March 8, 1996 (inception) to June 30, 1996 and for the years ended June 30, 1997 and 1998 also include the financial statement schedule of AboveNet Communications Inc., listed in Item 16.(b). The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.



DELOITTE & TOUCHE LLP



San Jose, California


August 7, 1998